Sphere 3D Announces $10.0 Million Bought Deal Financing

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – May 15, 2014 – Sphere 3D Corporation (TSXV-ANY) (“Sphere 3D” or the “Company”), developer of Glassware 2.0™ foundational thin client technology, announced today that the Company has entered into an agreement with a syndicate of investment dealers led by Cormark Securities Inc., and including Jacob Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 1,176,500 special warrants of the Company (“Special Warrants”) at a price of $8.50 per Special Warrants (the “Issue Price”), resulting in gross proceeds of $10,000,250 to the Company (the “Offering”). Each Special Warrant is exercisable into one unit of the Company (a “Unit”) with each Unit being comprised of one common share of the Company (a “Common Share”) and one-half of a Common Share purchase warrant of the Company (a “Warrant”). Each whole Warrant is exercisable at an exercise price of $11.50 for a period of two years from the closing date.

The Underwriters will have the option (the “Underwriters’ Option”) to arrange for the purchase of up to an additional 15% of Special Warrants (being up to 176,475 Special Warrants) sold under the Offering at the Issue Price. The Underwriters’ Option shall be exercisable, in whole or in part, until the time of closing. The Underwriters shall be entitled to the same commission provided for below in respect of any Special Warrants issued and sold upon exercise of the Underwriters’ Option.

The Underwriters are entitled to receive a cash commission equal to 6% of the gross proceeds of the Offering. The Company will also reimburse the Underwriters for reasonable fees and expenses incurred in connection with the Offering.

The Offering is scheduled to close on or before June 3, 2014. All securities issued in connection with the Offering are subject to a four-month hold period from the issuance date in accordance with the policies of the TSXV and applicable Canadian securities laws. The Offering is subject to all required regulatory approvals, including the approval of the TSXV.

Sphere 3D intends to file a short-form prospectus in each of the Provinces of British Columbia, Alberta and Ontario (and such other provinces and territories of Canada as may be agreed to by Cormark Securities Inc. and the Corporation) qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants.

It is expected that $5,000,000 of the Offering will be advanced to Overland Storage, Inc. (Nasdaq-OVRL) (“Overland”) by way of an interim financing loan (the “Loan”), as required pursuant to the Agreement and Plan of Merger Agreement entered into today among the Company, its wholly-owned acquisition company, S3D Acquisition Company, and Overland, and the balance being used for working capital purposes.

The offered securities pursuant to the Offering will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements
This release contains forward-looking statements, including, without limitation, the closing date of the Offering, the filing of a short-form prospectus to qualify the Units issuable upon exercise of the Special Warrants and the use of the net proceeds of the Offering. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.